

August 31, 2011

<u>Via E-mail</u>
Scott R. Chichester
President, Treasurer and Director
Bayview Acquisition Corp.
676a 9th Avenue Ste. 239
New York, New York 10036

Re: Bayview Acquisition Corp.
Form 10
Filed April 19, 2011
File No. 0-54355

Dear Mr. Chichester:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director